Exhibit 21

The following were the registrant's subsidiaries as of December 31, 1997, other than subsidiaries that, if considered in the aggregate as a single subsidiary, would not constitute a significant subsidiary at such date:

         Name                             Jurisdiction
          of                                  of
      Subsidiary                          Incorporation

UTV of San Francisco, Inc.                 California

UTV of San Antonio, Inc.                   Texas

UTV of Baltimore, Inc.                     Delaware

United Television Sales, Inc.              Delaware